UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

DC

02024469

NO ACT
P.E 12-21-0
1-11459

February 19, 2002

Act 1934
Section
Rule 14A-8
Public Availability 2/19/2002

Vincent Pagano Jr.
Simpson Thacher & Bartlett
425 Lexington Avenue
New York, NY 10017-3954

Re: PPL Corporation
Incoming letter dated December 21, 2001

Dear Mr. Pagano:

This is in response to your letter dated December 21, 2001 concerning a shareholder proposal submitted to PPL by James E. Rossnock. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all the correspondence will also be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn
Associate Director (Legal)

PROCESSED
MAR 20 2002
THOMSON
FINANCIAL

Enclosures

cc: James E. Rossnock
101 Ridgeview
Danville, PA 17821

SIMPSON THACHER & BARTLETT
425 LEXINGTON AVENUE
NEW YORK, N.Y. 10017-3954
(212) 455-2000
FACSIMILE: (212) 455-2502

DIRECT DIAL NUMBER

E-MAIL ADDRESS

Securities Exchange Act of 1934
Rule 14a-8

FEDERAL EXPRESS

December 21, 2001

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

Re: PPL Corporation – Shareowner Proposal

Ladies and Gentlemen:

I am writing to notify you that, pursuant to Rule 14a-8(j) (Question 10) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), PPL Corporation, a Pennsylvania corporation (the "Company" or "PPL"), intends to omit from its notice of meeting, proxy statement and form of proxy (collectively, the "Proxy Materials") for its 2002 Annual Meeting of Shareowners a proposal submitted to the Company by Mr. James E. Rossnock (the "Proposal"), which is included in Mr. Rossnock's letter to the Company, a copy of which is attached to this letter as Exhibit A. The Company has not yet set the date for its 2002 Annual Meeting but anticipates that the meeting will be held on April 26, 2002. The Company would expect to mail definitive Proxy Materials to shareholders on or after March 21, 2002. Accordingly, this filing is timely made in accordance with the requirements of Rule 14a-8(j).

On November 27, 2001, the Proposal was discussed in detail during a meeting between Mr. Rossnock and John Biggar, Executive Vice President and Chief Financial Officer of the Company. After this meeting, PPL informed Mr. Rossnock that his Proposal did not comply with SEC Rule 14a-8(b)(1) and (2). A copy of that letter is attached hereto as Exhibit B. Since that time Mr. Rossnock has corrected these deficiencies, and copies of the e-mail responses are attached to this letter as Exhibit C.

In a letter dated December 20, 2001, Robert J. Grey, Senior Vice President, General Counsel and Secretary of the Company, advised Mr. Rossnock that the Company intends to omit the Proposal from the Proxy Materials for a number of reasons. A copy of

Mr. Grey's letter, which describes these reasons and includes Mr. Grey's related opinions and analyses, is attached hereto as Exhibit D. The Commission staff has consistently allowed the omission of shareholder proposals similar to the Proposal in several prior cases under Rule 14a-8(i)(1), as constituting an improper subject matter for shareholder action under state law (*see, e.g.*, Chevron Corporation, available January 18, 1989, which allowed exclusion, to the extent that a proposal mandates intrusion upon the discretionary authority of the Board of Directors, as defined by state law) and Rule 14a-8(i)(3), as being inconsistent with Rule 14a-9 by including misleading statements or only subjective conclusions with no substantiation or factual support (*see, e.g.*, Kiddie Products, Inc., available February 9, 1989).

Pursuant to Rule 14a-8(j) under the Exchange Act, there are enclosed herewith five additional copies of this letter and the attached Exhibits . In accordance with Rule 14a-8(j), a copy of this letter is being sent to Mr. Rossnock to notify him of the Company's intention to omit the Proposal from its Proxy Materials for its 2002 Annual Meeting of Shareowners.

If you have any questions concerning this matter please call me at (212) 455-3125 or Elizabeth Duane, Senior Counsel of the Company, at (610) 774-4107.

Please acknowledge your receipt of this letter and the enclosures by stamping the enclosed additional copy of this letter and returning it in the enclosed stamped, self-addressed envelope.

Sincerely,

Vincent Pagano Jr.

cc: James E. Rossnock

enclosures

Exhibit A

James E.Rossnock
101 Ridgeview
Danville,Pa. 17821

RECEIVED
MAR 2 9 2001
OFFICE OF
GENERAL COUNSEL

March 26, 2001

PPL Corporation
Two North Ninth Street

Robert J. Grey,Secretary
Allentown, Pa. 18101

Dear Sir;,

I wish to make a proposal to be brought before the Shareholders at the 2002 Annual Meeting.
I propose that the retainer for Non-employee directors be lowered to $20,000 from the present $50,000.
This would bring the retainer more in line with other utilities.

Sincerely,

James E. Rossnock
(570) 275-2139
bossross@jlink.net

James E. Rossnock

Exhibit B

Elizabeth Stevens Duane
Senior Counsel

PPL
Two North Ninth Street
Allentown, PA 18101-1179
Tel. 610.774.4107 Fax 610.774.4177
esduane@pplweb.com

November 30, 2001

Mr. James E. Rossnock
101 Ridgeview
Danville, PA 17821

Re: Proposal for Shareowner Consideration at the PPL 2002 Annual Meeting

Dear Mr. Rossnock:

This is in response to your request to include a shareowner proposal in the proxy statement of PPL Corporation for its 2002 annual meeting, which you discussed in your meeting with John Biggar on November 27.

I am writing to inform you that your proposal does not comply with the Securities and Exchange Commission ("SEC") Rules 14a-8(b)(1) and (2). These "proxy rules" require that all non-registered shareowners must prove their eligibility to the company in order to submit shareowner proposals. This proof may be in the form of a written statement from the "record" holder of the securities (which in your case appears to be the Trustee of the Employee Stock Ownership Plan) verifying that, at the time the proposal was submitted, you continuously held at least $2,000 in market value of PPL's voting securities for at least one year. The SEC's proxy rules also require you to submit a written statement to the company asserting that you intend to continue to hold the securities through the date of the 2002 annual meeting.

SEC Rule 14a-8(f)(1) allows you to cure these deficiencies. To do so, your response must be postmarked or transmitted electronically to us at *esduane@pplweb.com* within fourteen (14) days of receiving this notification.

As we hope you realize from your discussions with Mr. Biggar, full consideration and a thorough review was given to your proposal. We think you should know that, even if you satisfy the above-described eligibility requirements, PPL intends to seek exclusion of the proposal on various substantive grounds under the SEC's proxy rules.

Sincerely yours,

Elizabeth Stevens Duane

Exhibit C

Duane, Elizabeth S.

From: Andrew, Thomas J.
Sent: Monday, December 03, 2001 11:24 AM
To: BOSSROSS@JLINK.NET
Cc: Duane, Elizabeth S.
Subject: STOCK OWNERSHIP JAMES E ROSSNOCK

Mr Rosnock has been a member of the Employee Stock Ownership Plan since 1976. He currently holds shares with a value in excess of $32,837.

Duane, Elizabeth S.

From: bossross@jlink.net

Sent: Wednesday, December 05, 2001 7:21 PM

To: Duane, Elizabeth S.

Subject: proposal

[illegible]

[illegible]

[illegible]

Exhibit D

Robert J. Grey
Senior Vice President,
General Counsel and Secretary
Tel. 610.774.5587 Fax 610.774.4455
rjgrey@pplweb.com

PPL Corporation
Two North Ninth Street
Allentown, PA 18101-1179
Tel. 610.774.5151
www.pplweb.com

ppl™

December 20, 2001

Mr. James E. Rossnock
101 Ridgeview
Danville, Pennsylvania 17821

Re: Proposal for Shareowner Consideration at the 2002 Annual Meeting

Dear Mr. Rossnock:

This is in response to your request to include a shareowner proposal in the proxy statement of PPL Corporation (the "Company") that will be mailed in connection with our 2002 Annual Meeting of Shareowners. As you know from our letter to you dated November 30, 2001, the Company intends to omit your proposal from our proxy materials for the 2002 Annual Meeting. This letter outlines the reasons we believe your proposal may properly be omitted under the rules of the Securities and Exchange Commission ("SEC").

In your request you stated your proposal as follows:

"I propose that the retainer for Non-employee directors be lowered to $20,000 from the present $50,000. This would bring the retainer more in line with other utilities."

You met with John Biggar, Executive Vice President and Chief Financial Officer of the Company, on November 27, 2001, and discussed this proposal in detail. Although we intend to omit your proposal from our proxy materials, we hope that from your meeting with Mr. Biggar you appreciate that full consideration and a thorough review was given to your request.

First, we have determined, and it is my opinion, that your proposal constitutes an improper subject matter for shareowner action under Pennsylvania state law. In accordance with the SEC's Rule 14a-8(i)(1), a company may exclude a shareowner's proposal on these grounds. Section 1721 of the Pennsylvania Business Corporation Law ("BCL") provides in pertinent part that "every business corporation shall be managed under the direction of, a board of directors." Moreover, Section 1730 of the BCL specifically authorizes the board to set compensation of its directors. It states "the board of directors of a business corporation shall have the authority to fix the compensation of directors for their services as directors." Because the purpose of your proposal is to reduce compensation for non-employee directors, which under the Pennsylvania BCL is not a matter for direct action by shareowners, this proposal is an improper subject for shareowner action. The SEC staff has consistently allowed the omission of proposals that are not a proper subject for action by shareowners under the law of the state of the company's incorporation. See, for example, the SEC staff's no-action letters regarding Ford Motor Company (available March 19, 2001) (stating that a shareholder proposal mandating or directing a company's board to take certain action is inconsistent with the discretionary authority granted to the board of directors under state law) and Chevron Corporation (available January 18, 1989) (stating that the proposal may be excludable under Rule 14a-8(c)(1) (now Rule 14a-8(i)(1)), because, to the extent that the proposal mandates adoption of a specific asset disposal program, it intrudes upon the discretionary authority of the Board of Directors, as defined by the state's corporation law).

Second, we believe that statements included in support of your proposal are misleading and therefore in violation of the SEC proxy rules. Under SEC Rule 14a-8(i)(3) "[a] ... supporting statement ... contrary to any of the Commission's proxy rules, including [Rule 14a-9] which prohibits materially false or misleading statements in proxy soliciting materials" can be omitted. The second sentence of your proposal contains a supporting statement that makes a broad assertion that a reduction in compensation to non-employee directors would create a payment scheme "more in line with other utilities." This language is vague, indefinite, and therefore potentially misleading. You do not describe what "other utilities" you have in mind, whether they are comparable to the Company, and, if so, what characteristics of these utilities are being examined in judging comparability. Moreover, the Company is not just a utility, but a diversified energy company, for which utility operations account for less than 25% of net income. Furthermore, you offer no factual source upon which shareowners could rely to objectively evaluate the merits of your assertion in this supporting statement. The SEC has agreed that proposals and supporting statements may be excluded to the extent that they state as a fact a matter that appears to be the subjective conclusion of the proponent or make factual claims with no substantiation or factual support. See, for example, the SEC staff's no-action letter regarding Kiddie Products, Inc. (available February 9, 1989).

In sum, we believe that your proposal constitutes an improper subject matter for shareowner action under Pennsylvania state law by seeking to usurp authority that has been given exclusively to the Board of Directors and has a strong potential of misleading our other shareowners. Accordingly, the Company intends to omit your proposal from the proxy materials for the 2002 Annual Meeting of Shareowners.

Sincerely,

Robert J. Grey

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 19, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: PPL Corporation
Incoming letter dated December 21, 2001

The proposal relates to the amount of the retainer paid to non-employee directors.

There appears to be some basis for your view that that PPL may exclude the proposal under rule 14a-8(i)(1) as an improper subject for shareholder action under applicable state law. It appears that this defect could be cured, however, if the proposal were recast as a recommendation to the board of directors. Accordingly, unless the proponent provides PPL with a proposal revised in this manner, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if PPL omits the proposal from its proxy materials in reliance on rule 14a-8(i)(1).

We are unable to concur in your view that PPL may exclude the entire proposal under rule 14a-8(i)(3). However, there appears to be some basis for your view that portions of the proposal and supporting statement may be materially false or misleading under rule 14a-9. In our view, the proponent must provide factual support for the statement "this would bring the retainer more in line with other utilities." Accordingly, unless the proponent provides PPL with a proposal and supporting statement revised in this manner, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if PPL omits only this portion of the proposal and supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Keir D. Gumbs
Special Counsel